UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s March 2007 total passenger traffic increases 16.8%

▪      Domestic traffic jumps 26.5%

Monterrey, NL, Mexico, April 10, 2007—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports reached 1.29 million in March 2007, an increase of 16.8% compared to March 2006, driven by a 26.5% increase in domestic traffic. Eight airports reported double-digit growth in passenger traffic; the airports with the most significant increases were Monterrey, Culiacán, Chihuahua, and Ciudad Juárez.

Domestic traffic in March 2007 totaled 995,486 passengers, an increase of 26.5% compared to the prior year. The domestic market reflects the expansion of the new airlines (Alma, Aladia, Avolar, Interjet, VivaAerobus, and Volaris), which continue to increase their routes and frequencies at OMA’s airports. Alma, for example, began operations at Mazatlan on March 1 with the Ciudad Juárez-Mazatlán-Guadalajara route, and Volaris started its Toluca-Culiacán-Tijuana route on March 26. The suspension of operations of Líneas Aéreas Azteca, which went into effect on March 26, did not have a relevant impact on OMA’s March traffic. In 2006, Líneas Aéreas Azteca accounted for 3.7% of OMA’s total passenger traffic.

International traffic was 299,733 passengers in March 2007, a 7% reduction compared to March 2006. The airports in Culiacán, Torreón, and Chihuahua recorded increases, while the tourist destination airports and Monterrey recorded decreases. A decrease in frequencies of scheduled international flights at some airports and of charter flights at the tourist destination airports contributed to the reduction in international passenger traffic. International traffic volumes are still being affected by the temporary suspension of Aerocalifornia last year and the cancellation of Aviacsa routes to Chicago and Miami. Delta Airlines started a new Torreón-Los Angeles route, and Mexicana began operating the Monterrey-Los Angeles route, which partially offset the impact of Aerocalifornia and Aviacsa.

By airport

Monterrey, OMA’s principal airport, served 554,763 passengers in March 2007, an increase of 25.7% compared to the same month of 2006. The increase in passengers on Aviacsa and VivaAerobus, and the performance of Interjet, Volaris, Alma, and the charter airline Aladia with its route to Cancún, contributed to traffic growth at Monterrey.

Chihuahua reported the second highest gain in total March traffic (+16,466 passengers, or 31.3%), as a result of the operations of Interjet, Alma, and VivaAerobus. Domestic passenger traffic increased 35.3% in March.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2001. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 11, 2007